Mail Stop 3561

      							October 4, 2005


Mr. Adrian Meszaros
Chief Financial and Administrative Officer
Multicanal S.A.
Avalos 2057
(1431) Buenos Aires
Argentina

	Re:	Multicanal S.A.
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed June 20, 2005



Dear Mr. Meszaros:

      We have reviewed your supplemental response letter dated September 22, 2005 as well as your filing and have the following comments. As noted in our comment letter dated September 7, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for the year ended December 31, 2004

Note 2.5(j) - Intangible assets, page F-11

1. We note your discussion in response to comment 5 that had you amortized the purchase value of subscribers over 20 years but had considered how this intangible could be amortized over your historical churn rate. Tell us how you considered paragraph 53 of SFAS 142 in determining whether the 20 year useful life was still appropriate upon implementation of SFAS 142.

2. We note in your response to comment 5 that you amortize improvements to third party networks over the useful life of the third party network. For US GAAP reporting purposes, leasehold improvements should be amortized over the remaining lease term or the useful life of the leasehold or the leasehold improvement, whichever is shorter. Please explain to us the nature of your arrangements to utilize and make improvements to third party networks. Also, please explain further your US GAAP amortization policy and the basis for it.

3. We note in your response to comment 5 you indicate that your "intangible assets do not have identifiable independent cash flows;
accordingly they were grouped with other assets for impairment testing." Please provide us with more details about the nature of this grouping in accordance with SFAS 144, and tell us whether all the intangible assets are in the same asset group.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Kathleen Kerrigan, Staff Accountant, at (202) 551-3369 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.


								Sincerely,



								Larry Spirgel
								Assistant Director


Mr. Adrian Meszaros
Multicanal S.A.
October 4, 2005
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